SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 25, 2007

____________________

HEAD N.V.

Rokin 55

1012 KK Amsterdam

The Netherlands

+31 20 625 1291

____________________

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:     X          Form 40-F:     ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ___               No:     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ___               No:     X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:     ___               No:     X

Enclosures:	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEAD N.V.
Date:	January 25, 2007	By:	/s/ JOHAN ELIASCH
			Name:	Johan Eliasch
			Title:	Chief Executive Officer

HEAD is on the move

World Cup team success boosts sales

Head N.V. (NYSE: HED; VSX: HEAD)

Kitzbühel, January 2007: It is thanks to its innovative, top class products and, more significantly, the excellent performance of the HEAD Racing Team that HEAD expects to remain on course for a record year in 2006 – in spite of the mild winter.

“Although sales of sporting equipment are suffering – and in some instances significantly – due to the lack of snow, the quality of our products and our customers’ loyalty is our greatest strength in this difficult environment and has enabled us to drive growth forward,” enthuses HEAD NV CEO Johan Eliasch. While further declines are forecast for the ski market as a whole, HEAD has posted increases in all its product groups. In 2006 HEAD sold a total of 601,000 pairs of alpine skis (up 5% on 2005), 4% more ski bindings (1,566,000 sets) and 650,000 pairs of ski boots, 11.5% more than in the previous year. Sales for the snowboard group were particularly impressive, with increases of 9% for boards and a healthy 11% for boots. The market for protection products also continued to grow apace. Helmet sales were up 38% worldwide compared with 2005.

Market position as full range supplier significantly expanded

Sales growth in 2006 was particularly encouraging in Eastern Europe, German-speaking countries and the USA. “We have established a ski-and-boots package, based on our top-of-the range Supershape ski; with the addition of branded HEAD ski bindings, the set is now complete. Since January, our updated brand image has given us greater impact and fresh impetus with retailers, and we expect the upwards trend to continue,” says Klaus Hotter, Executive Vice President HEAD Ski Division, full of optimism for the coming months. A definitive assessment of HEAD’s performance in 2006 will not be possible until the publication of the annual financial statements at the end of February.

Increased demand for winning skis worn by Bode Miller & team

A considerable proportion of the growth of HEAD’s Winter Sport sales has been driven by the notable successes of the HEAD Racing Team and its stars Bode Miller, Didier Cuche, Marco Büchel, Hans Grugger, Maria Riesch and Sarka Zahrobska. Our objective over the next months is to establish HEAD as a single source provider for top sports professionals. Bode Miller, Didier Cuche and Sarka Zahrobska are already competing with HEAD skis, bindings, and now, the new ski boots: their World Cup successes in recent weeks have been achieved with this equipment. The other athletes will be moving over to this equipment as soon as possible.

HEAD racers out in front in the speed disciplines

HEAD’s repositioning is its clearest commitment yet to top-level sport. This has absolute priority, as it drives innovation and showcases the company’s products. Under the leadership of Rainer Salzgeber, the all-new and considerably expanded HEAD Racing Team has been helped to a sensational start to the season, with first class support for each individual athlete. Both the downhill and Super-G World Cup series are led by HEAD athletes. The HEAD team demonstrated its clear dominance in the classic Lauberhorn downhill race when it took 1st, 2nd, 4th and 5th places. Racing Director Rainer Salzgeber has identified further potential in the technical disciplines: “I am particularly hoping for medals in the giant slalom and slalom at the world championship in Are. Our racers, and Bode Miller above all, have what it takes to claim podium places. And intensive racing tests carried out by Christian Greber and his team has helped ensure that our equipment is ready for victory.”

About HEAD

Head NV is a leading global manufacturer and marketer of premium sports equipment. Its shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”). The business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. The Company’s products are sold under the following brands: Head (tennis equipment, squash and racketball racquets, badminton equipment, alpine skis, boots and bindings, snowboards, boots and bindings), Penn (tennis and racketball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment). HEAD NV is a market leader in all these product markets. Its products are officially endorsed by some of the world’s top athletes, including André Agassi, Gustavo Kuerten, Marat Safin, Ivan Ljubicic, Svetlana Kuznetsova, Patty Schnyder, Anastasia Myskina, Bode Miller, Johann Grugger, Marco Büchel and Maria Riesch.

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations

Tel: +44 207 499 7800

Fax: +44 207 491 7725

E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer

Tel: +43 1 70 179 354

Fax +43 1 707 8940